UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-35755

BIT BROTHER LIMITED

(Translation of registrant’s name into English)

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Resignation of Director

On May 29, 2024, Mr. Zhihua Liao notified Bit Brothis Limited (the “Company”) of his resignation as the director of the Company, effective May 29, 2024. Mr. Zhihua Liao has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

The resignation letter is qualified in its entirety by reference to the complete text of the resignation letter, which is filed hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Resignation letter, dated May 29, 2024, by and between Mr. Zhihua Liao and the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Brother Limited

Date: May 29 , 2024	By:	/s/ Ling Sun
	Name:	Ling Sun
	Title:	Chairwoman and Chief Executive Officer (Principal Executive Officer)

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